Exhibit 23.2

Consent of Independent Valuation Advisor

We hereby consent to the reference to our name (including under the heading “Experts”) and the description of our role (i) under the headings “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments” in the prospectus dated April 19, 2024 included in this post effective Registration Statement on Form S-11 of EQT Exeter Real Estate Income Trust, Inc. (the “Registration Statement”) and (ii) under the heading “September 30, 2024 NAV per Share” included in Supplement No. 8 to the prospectus included in this Registration Statement, to be filed on the date hereof. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.
October 23, 2024